Via Facsimile and U.S. Mail
Mail Stop 6010

October 21, 2008

Mitchell H. Gold, M.D.
President and Chief Executive Officer
Dendreon Corporation
3005 First Avenue
Seattle, Washington 98121

Re: **Dendreon Corporation**
Form 10-K for the Year Ended December 31, 2007
Filed March 12, 2008
File No. 000-30681

Dear Dr. Gold:

We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director